PMU News Release #10-14
TSX: PMU
OTCQX: PFRMF

December 14, 2010

Pacific Rim Mining Announces Fiscal 2011 Second Quarter Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the three months ended October 31, 2010. Details of the Company’s financial results are provided in its interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be available to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company recently announced its signing of a letter of intent to acquire and explore the Remance gold project in Panama, and is actively pursuing additional exploration opportunities elsewhere in the Americas. Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the Over the Counter QX (“OTCQX”) market in the US under the symbol PFRMF.

Pacific Rim’s most advanced asset, the El Dorado gold project, is located in El Salvador. The Company focused virtually all of its exploration efforts in that country from 2002 to 2008 at which time it ceased its efforts to advance its El Salvador projects, including El Dorado, as a result of the Government of El Salvador’s passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of a legal dispute under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Company is seeking resolution of this dispute on several fronts. The Company’s business plans and management talent primarily lie in gold exploration. After commencing the CAFTA action management has renewed its focus on the acquisition of new projects of merit. The Company recently signed a letter of intent to acquire the Remance gold project in Panama and is currently seeking comfort from the Government of Panama that the Remance exploitation concession will be renewed before it will execute the formal acquisition agreement. The Company is also evaluating a number of additional potential property acquisitions.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc., Salvadoran subsidiaries Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”), and Panamanian subsidiary Minera Verde, S.A. (“Minera Verde”) inclusive.

Results of Operations
For the three month period ended October 31, 2010, Pacific Rim recorded a loss for the period after discontinued operations of $(0.7) million or $(0.01) per share, compared to a loss of $(1.3) million or $(0.01) per share for the three month period ended October 31, 2009. The improvement in net loss period over period is primarily due to reductions in direct exploration expenditures and CAFTA-related expenses during Q2 2011 ($0.3 million and $0.1 million respectively) compared to Q2 2010 ($0.4 million and $0.6 million respectively), offset in part by a gain on the sale of bullion during Q2 2010 ($0.3 million) for which there is no comparable item during Q2 2011.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

For the six months ended October 31, 2010, Pacific Rim recorded a loss for the period of $(1.9) million or $(0.01) per share, compared to a loss of $(2.2) million or $(0.02) per share, for the six months ended October 31, 2009. The $0.3 million decrease in net loss period over period is primarily attributable to decreased exploration expenditures and CAFTA-related costs ($0.5 million and $0.8 million respectively for the first six months of fiscal 2011, compared to $0.9 million and $0.9 million respectively for the first six months of fiscal 2010), offset in part by a gain on the sale of bullion during the first six months of fiscal 2010 ($0.4 million) for which there is no comparable item during the same period of fiscal 2011.

Expenses
Exploration expenses were $0.1 million lower in Q2 2011 than in Q2 2010 ($0.3 million and $0.4 million respectively), owing primarily to ongoing reductions in exploration activity in El Salvador. General and administrative expenses were $0.3 and $0.4 million respectively during each of Q2 2011 and Q2 2010. An additional $0.1 million was attributed to CAFTA-related expenses during Q2 2011 compared to $0.6 million during the same period a year earlier. This reduction in CAFTA-related expenses period over period reflects a reduction in activity related to the CAFTA action following the Preliminary Objection ruling delivered early in Q2 2011 (see Sec. 2.1.4) ..

During Q2 2010 the Company booked $0.2 million in non-cash financing expenses, and realized a gain on the sale of bullion of $0.3 million, for which there is no comparable items during Q2 2011.

The gain on the sale of bullion realized during Q2 2010 represents the difference between the consideration received for gold and silver when it was sold and its book value, which is based on the gold price on the date the bullion was received.

Unusual Items
There were no unusual items in either of Q2 2011 or Q2 2010.

Summary
Despite a gain on the sale of bullion during Q2 2010 for which there is no comparable item during Q2 2011, as a result of a small reduction in exploration expenditures, a substantial reduction in CAFTA-related expenses, and a reduction in financing costs, the Company’s loss for the period from continuing operations was $0.7 million lower during Q2 2011 than during Q2 2010 ($(0.7) million and $(1.4) million, respectively). During Q2 2010 the Company booked $0.04 million in net income from discontinued operations for which there was no comparable item during Q2 2011. As a result, the Company realized a loss for the period of $(0.7) million during Q2 2011 compared to $(1.3) million for Q2 2010.

Liquidity and Capital Resources

Cash
At October 31, 2010, the Company’s cash and cash equivalents totalled $2.2 million, an increase of $0.9 million from the April 30, 2010 (2010 fiscal year end) balance of $1.3 million. In addition, short-term investments were $1.0 million at October 31, 2010, compared to $nil at April 30, 2010. As a result, current assets were $3.3 million at October 31, 2010 compared to $1.4 million at April 30, 2010. These increases in both cash and cash equivalents and short-term investments during Q2 2011 are due to $3.2 million in cash received by the Company from the sale of securities in a private placement financing (see Section 5.3) and the subsequent investment of a portion of this cash into short-term investments, offset by expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

As the Company has no source of revenue, it will require additional financing in the future to maintain its El Salvador properties, to conduct ongoing exploration at the Remance project (if warranted), for administrative purposes and to fund costs related to PacRim’s CAFTA arbitration. The legal costs for CAFTA are significant. The Company believes it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained.

Working Capital
At October 31, 2010, the book value of the Company’s current assets stood at $3.3 million, compared to $1.4 million at April 30, 2010, an increase of $1.9 million. The increase in current assets is primarily a result of the addition of cash from the sale of securities under a private placement as described in Section 5.3 above, offset by expenditures of cash on exploration, general and administrative and CAFTA-related expenses. Property, plant and equipment balances at October 31, 2010 were negligibly reduced from the April 30, 2010 balance ($5.5 million at both April 30, 2010 and October 31, 2010). As a result, the Company’s total assets at October 31, 2010 were $8.8 million compared to $6.9 million at the end of fiscal 2010.

At October 31, 2010 the Company had current liabilities of $2.0 million compared to $1.6 million at April 30, 2010. This increase in current liabilities is due to a $0.4 million increase in accounts payable and accrued liabilities of which $1.7 million (as of October 31, 2010) is due to one vendor associated with PacRim’s CAFTA action. Future income tax liability, related to PacRim’s investment in El Salvador, did not change between April 30, 2010 and October 31, 2010, and is currently valued at $1.0 million. Currently, Pacific Rim has no long-term debt.

The $1.9 million increase in current assets combined with the $0.4 million increase in current liabilities, resulted in a $1.5 million improvement in working capital from $(0.2) million at April 30, 2010 to $1.3 million at October 31, 2010.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to fund ongoing exploration and administration expenses as well as its costs under CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the ability of the Company to acquire exploration projects of merit, the level of exploration activity the Company undertakes and the results generated, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

[The foregoing paragraph contains forward-looking statements regarding the requirement for financing and the use of funds that may be raised. See Forward-Looking Information.]

The Company intends to proceed with its acquisition of the Remance Project by signing a Formal Agreement as soon as practicable, pending confirmation by the vendors that the Remance concession expiration date has been extended (a routine application permitted under Panamanian mining law). If, as and when the Formal Agreement is signed, the Company intends to conduct a minimum 10,000 metre drill program at Remance as per the terms of the binding letter of intent.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2011 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for advancing its El Salvador projects.

The Company intends to continue its project generation initiatives outside of El Salvador, during the coming year, which may involve low cost field work and technical and legal due diligence on prospects it may seek to stake, or established projects it may seek to acquire that fit its exploration focus.

The Company anticipates that its exploration plans as outlined above will cost approximately $1.0 million. The Company currently has the funds in place to conduct this fiscal 2011 exploration program but will require additional financing in order to carry out additional exploration at Remance, if warranted, or to conduct exploration programs at any other projects the Company may acquire.

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake in fiscal 2011. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during the coming year. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels during the remainder of fiscal 2011, and are dependant on the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.7 million related to the CAFTA action. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses for fiscal 2011 and the requirement for additional financing to fund legal costs and/or future general working capital expenses. See Forward-Looking Information.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. As at October 31, 2010, the Company has working capital of $1.3 million, has incurred losses since inception and has an accumulated deficit of $88.0 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future funding. Despite the Company’s Q2 2011 successful completion of a $3.3 million private placement financing, the Company will need to raise sufficient funds to support ongoing exploration and administration expenses as well as its costs under PacRim’s CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future, or be available on favourable terms. Factors that could affect the availability of financing include the finalization of the Remance project acquisition, the acquisition of other exploration projects, progress and results of the El Dorado project and its permitting application, the resolution of the CAFTA action, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Additional financing will require, but may not be limited to, the issuance of additional equity.

On November 12, 2009 the Company announced it received notice from the NYSE Amex Equities (“NYSE Amex”) that, based on its review of the Company’s fiscal 2010 first quarter results, the Company was not in compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. In order to maintain listing of its common shares on the NYSE Amex, the Company was required to submit a Compliance Plan (the “Plan”) to NYSE Amex addressing how it intends to regain compliance with Section 1003(a)(iii) by May 11, 2011, which plan was submitted on December 11, 2009.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

The Company’s Plan included several key milestones, the most critical of which was to improve shareholders’ equity through a financing based on one or more of receipt of the El Dorado permit, resolution of the CAFTA action or the acquisition and exploration of a new project. The mid-plan milestone of increasing shareholders’ equity to a minimum of $6.0 million was not met and as a result the Company believes it had not met the terms of its Plan. Furthermore, the Company was not able to ascertain with confidence whether it would be in a position to regain full compliance with the NYSE Company Guide by the end of the Plan period (May 2011) as the majority of the factors on which ongoing compliance would be predicated are outside of the Company’s control.

The level of financing required to regain compliance with NYSE Amex’s Company Guide would, in the opinion of management, be onerous and dilutive to existing shareholders. Rather, the Company believes its financing requirements should be based on its exploration objectives and value objectives rather than the objective of the NYSE Amex. Lastly, as the Company has greatly reduced its level of business activity at a time when listing costs and standards continue to escalate, management was of the belief that ongoing listing on NYSE Amex is not currently practicable.

On August 19, 2010 the Company filed a notification with NYSE Amex to voluntarily delist its common shares from the exchange. Concurrently, the Company applied for and was successful in obtaining a listing on the Over the Counter QX (“OTCQX’) platform. On September 9, 2010, the Company’s shares were delisted from NYSE Amex and began trading on OTCQX under the symbol PFRMF. The Company’s shares remain listed on the Toronto Stock Exchange where they trade under the symbol PMU.

Outlook
The Company intends to proceed with the signing of a Formal Agreement on the Remance project once it has received comfort that the time remaining on the Remance exploitation concession will be extended as provided for under Panamanian law. If and when this comfort has been received and the acquisition agreement is executed, the Company intends to commence a low-cost preliminary exploration program and drilling program. The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains confident that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company believes the principal risk is its ability to fund the ongoing CAFTA action to a just conclusion and its ability to fund future exploration plans and ongoing general and administrative expenses. The Company anticipates expending approximately $1.0 million on exploration-related expenses during fiscal 2011, primarily on the Remance exploration program as outlined above and on low-cost exploration work required to keep all of its El Salvador projects in good standing. The Company will require financing in late fiscal 2011 or early fiscal 2012 in order to fund its ongoing exploration, administrative and legal expenses.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2011, its expectation of settling the El Dorado permit impasse, and its anticipated requirements for additional funding. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2011. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels as during fiscal 2011, and are dependant on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the CAFTA action and/or for general working capital expenses and/or future expenses related to the CAFTA action.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses during fiscal 2011, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. See Forward-Looking Information.]

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Notwithstanding these diplomatic efforts, until resolved, PacRim’s CAFTA action is expected to proceed during fiscal 2011. During fiscal 2011, the CAFTA action will focus on the GOES’s Jurisdiction Objection, with hearings scheduled for March 2011. The Company may seek traditional or alternative financing arrangements during fiscal 2011 specifically ear-marked for legal expenses.

[The foregoing paragraph contains forward-looking statements regarding the expectation of ongoing legal undertakings. See Forward-Looking Information]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the Company’s requirement for financing and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s plans for fiscal 2011 may not be carried out as planned and its ability to continue its business may be at risk.
  the scope of exploration and generative work programs management intends to undertake during fiscal 2011. These expectations are based on various assumptions including but not limited to: the Company and/or its subsidiary’s signing of a Formal Agreement to acquire the Remance project; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the availability of sufficient working capital and access to financing; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2011 may not occur as planned.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made in El Salvador. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on not only the PRES’s receipt of the El Dorado permit but also the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans for fiscal 2011 may not occur as planned.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

  the Company’s exploration plans and anticipated costs fiscal 2011. The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  anticipated general and administrative, and legal expenses and the requirement for additional financing to fund these legal costs and general working capital expenses. These statements are based on management’s assumption the CAFTA action will continue through fiscal 2011 and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2009 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2009 and in the Company’s Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives and conducted due diligence geological investigations and confirmatory sampling at the Remance Project . Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com